As filed with the Securities and Exchange Commission on March 11, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 3*

Under the Securities Exchange Act of 1934

BioScrip, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09069N108

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09069N108	Page 2 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cloud Gate Capital Master Fund LP 98-1068149
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 267,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 267,970
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 09069N108	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cloud Gate Capital LLC 46-0530467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 906,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 906,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 09069N108	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cloud Gate Capital GP Ltd. 36-4759002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 267,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 267,970
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09069N108	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Heller 46-0823727
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 906,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 906,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09069N108	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian Newman 27-3990577
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 906,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 906,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09069N108	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Financial Services, LLC (d/b/a BW Capital Partners L.P.) 38-3853265
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 307,825
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 307,825
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 09069N108	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Opportunity Partners, LP 36-4161201
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 216,908
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 216,908
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 09069N108	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Opportunity (QP) Partners, LP 80-0871469
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,917
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 90,917
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 09069N108	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Opportunity Managers, LLC 36-4161202
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 307,825
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 307,825
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09069N108	Page 11 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William E. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 307,825
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 307,825
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09069N108	Page 12 of 14 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission on December 29, 2014, as amended by Amendment No. 1 to the Initial Statement filed on January 22, 2015 and Amendment No. 2 to the Initial Statement filed on February 10, 2015 (the “Initial Statement” and, together with this Amendment No.3, the “Schedule 13D”), relates to common stock, par value $0.0001 per share (“Shares”), of BioScrip, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 100 Clearbrook Road, Elmsford, NY 10523.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by restating in its entirety the last paragraph thereof as follows:

As a result of their association with each other and the circumstances relating to their respective investment in the Issuer under which they have coordinated their purchases of shares of Common Stock and developed their investment strategy with respect to such investment, the Reporting Persons and Delaware Street Capital Master Fund, L.P. and certain persons affiliated or associated with it (the “Associated Persons”) may be deemed to constitute a group within the meaning of section 13(d)(3) of the Act. The Associated Persons have concurrently filed a Schedule 13D amendment reporting aggregate beneficial ownership of 1,842,241 shares of Common Stock, representing 2.7% of the outstanding shares of Common Stock. The Reporting Persons and the Associated Persons as a group beneficially own 3,056,466 shares of Common Stock, which represent approximately 4.5% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is, for any other purpose, the beneficial owner of any of the shares of Common Stock and each of the Reporting Persons disclaims beneficial ownership as to the shares of Common Stock reported herein or held by any other person for purposes of Section 13(d) of the Act, except to the extent of his or its pecuniary interests therein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by restating paragraphs (a), (b) and (c) in their entirety with the following:

(a) and (b) The aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 68,636,965 shares of Common Stock issued and outstanding as of February 25, 2015, as reported in the Issuer’s Annual Report for the fiscal year ended December 31, 2014 on Form 10-K, as filed with the Securities and Exchange Commission on March 2, 2015.

CUSIP No. 09069N108	Page 13 of 14 Pages

CGCMF, as the entity that legally owns the securities, is deemed the direct beneficial owner of 267,970 shares of Common Stock. CGC, as the investment manager of CGCMF, is deemed the indirect beneficial owner of 267,970 shares of Common Stock. CGC is also deemed the indirect beneficial owner of 638,430 shares of common stock owned by institutional accounts in which it serves as a sub-adviser. CGCGP, as the general partner of CGCMF, is deemed the indirect beneficial owner of 267,970 shares of Common Stock. David Heller and Brian Newman, as members of CGC responsible for the management of its business, are deemed to share indirect beneficial owner of 906,400 shares of Common Stock.

BWOP, as the entity that legally owns the securities, is deemed the direct beneficial owner of 216,908 shares of Common Stock. BWOQP, as the entity that legally owns the securities, is deemed the direct beneficial owner of 90,917 shares of Common Stock. BWOM, as the general partner of BWOP and BWOQP, is deemed the indirect beneficial owner of 307,825 shares of Common Stock. BWFS, as the investment Manager of BWOP and BWOQP, is deemed the indirect beneficial owner of 307,825 shares of Common Stock. William E. Wolf, as a managing member of BWFS, is deemed the indirect beneficial owner of 307,825 shares of Common Stock.

CGC has obtained indirect beneficial ownership of the shares of Common Stock directly beneficially owned by BWOP and BWOQP effective as of January 1, 2015, the effective date of CGC’s sub-advisory agreement with BWOP and BWOQP. In order to report the beneficial ownership of shares of common stock acquired by BWOP and BWOQP under this sub-advisory relationship, BWOP and BWOQP and the persons directly or indirectly managing the same have been included as Reporting Persons in this Schedule 13D.

(c) During the sixty (60) days through the date of this report, the following Reporting Persons traded the following shares of Common Stock in the open market not previously reported in this Schedule 13D:

Reporting Person

CGC

Trade	Trade	# of	Net USD
Type	Date	Shares	Price/Shr.
Purchase	2/25/2015	7,241	5.97
Sale	3/9/2015	1,254	4.32
Purchase	3/9/2015	2,375	4.38
Sale	3/10/2015	630,266	3.74	(1)

Reporting Person

BWOP

Trade	Trade	# of	Net USD
Type	Date	Shares	Price/Shr.
Sale	3/9/2015	353	4.32
Sale	3/10/2015	128,864	3.73	(2)

CUSIP No. 09069N108	Page 14 of 14 Pages

Reporting Person

BWOQP

Trade	Trade	# of	Net USD
Type	Date	Shares	Price/Shr.
Sale	3/9/2015	768	4.32
Sale	3/10/2015	68,042	3.74	(3)

(1)	Represents a weighted average price based on a total of 148 trades made on the date noted.
(2)	Represents a weighted average price based on a total of 28 trades made on the date noted.
(3)	Represents a weighted average price based on a total of 28 trades made on the date noted.

Item 5 is hereby further amended by adding paragraph (e) as follows:

(e) As of March 10, 2015, the Reporting Persons and the Associated Persons together ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2015

CLOUD GATE CAPITAL MASTER FUND LP

By: CLOUD GATE CAPITAL GP LTD., its general partner

By:	/s/ Jeffrey F. Knupp
Name: Jeffrey F. Knupp
Title: Chief Operating Officer

CLOUD GATE CAPITAL GP LTD.

By:	/s/ Jeffrey F. Knupp
Name: Jeffrey F. Knupp
Title: Chief Operating Officer

CLOUD GATE CAPITAL LLC

By:	/s/ Jeffrey F. Knupp
Name: Jeffrey F. Knupp
Title: Chief Operating Officer

DAVID HELLER
/s/ David Heller

BRIAN NEWMAN
/s/ Brian Newman

BW FINANCIAL SERVICES, LLC

By:	/s/ William E. Wolf
Name: William E. Wolf
Title: Managing Partner

BW OPPORTUNITY PARTNERS, LP

By: BW OPPORTUNITY MANAGERS, LLC, its general partner

By:	/s/ William E. Wolf
Name: William E. Wolf
Title: Member

BW OPPORTUNITY (QP) PARNTERS, LP

By: BW OPPORTUNITY MANAGERS, LLC, its general partner

By:	/s/ William E. Wolf
Name: William E. Wolf
Title: Member

BW OPPORTUNITY MANAGERS, LLC

By:	/s/ William E. Wolf
Name: William E. Wolf
Title: Member

WILLIAM E. WOLF
/s/ William E. Wolf